January 20, 2023


VIA E-MAIL


Harry S. Pangas, Esq.
Philip T. Hinkle, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006

Re:      Oxford Park Income Fund, Inc.
         File Nos. 333-268966; 811-23847

Dear Messrs. Pangas and Hinkle,

        On December 22, 2022, you filed a registration statement on Form N-2 on behalf of
Oxford Park Income Fund, Inc. (the    Fund   ). We have reviewed the
registration statement
and our comments are set forth below. For convenience, we generally organized our
comments using the headings, defined terms, and page numbers from the registration
statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms
not otherwise defined have the same meaning as in the Fund   s registration
statement.

PROSPECTUS

LEGAL COMMENTS

      1. In the principal risk disclosure, please include credit risk related to the CLO tranches of debt, as well as risks related to their use of warehouse facilities and corporate credit, or explain to us why no additional disclosure is necessary. (page
         1)

      2. Under the heading,    Oxford Park Management,    the disclosure says
the Adviser
         will manage and monitor a    diversified    portfolio. However, the
disclosure
         elsewhere in the prospectus indicates that, for purposes of the Investment Company
         Act of 1940 (   1940 Act   ), the Fund will be classified as
non-diversified.    To
 Harry S. Pangas, Esq.
Phillip Hinkle, Esq.
January 20, 2023
Page 2

       avoid potential investor confusion, please use a term other than
diversified    to
       describe this concept. (page 2)

   3. Under the heading,    CLO Structural Elements,    the disclosure says,
CLO equity
      and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis without being structurally subject to mark-to-market
      price fluctuations of the underlying loans.    Please describe levered
debt and
      disclose the range of CLO leverage ratios in the Fund   s portfolio.
(page 3)

   4. Under the heading,    Leverage,    please clarify the types of shares the
Fund will
      issue. Please disclose whether the Fund will be issuing preferred stock within the first year from the effective date of the registration statement. If the Fund plans to issue preferred shares, please include applicable disclosure and fees in the
         Summary of Fees and Expenses    table and elsewhere in the
registration
      statement, where applicable. (page 7)

   5. Under footnote (5) in the    Summary of Fees and Expenses    table,
please remove
      the word    realized    immediately preceding capital gains, as the 1940
Act does not
      permit the adviser to take an incentive fee on any capital gains, whether realized or unrealized. (page 16)

   6. Under the heading,    Use of Proceeds,    disclosure says the Fund
currently
      anticipates being able to invest any proceeds from the sale of its Shares within three to nine months of receipt of such proceeds. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item
7.2 and
      Guide 1 to Form N-2. (page 19)

   7. Under the heading,    Investment Objective,    below investment grade
securities are
      disclosed. Please include applicable disclosure that the Fund will be investing in them. (page 20)

   8. Under the heading,    Exposure to Foreign Markets,    disclosure says the
Fund will
      invest in securities issued by foreign entities. Please include any applicable risk disclosure related to this investment. (page 37)

   9. Under the heading,    Investment Personnel,    please disclose which
portfolio
      managers are jointly and primarily responsible for the day-to-day management of the Fund. See Instruction to Item 9.1.c of Form N-2. (page 48)

   10. Under the heading,    Repurchases of Shares:

          a. Disclosure says repurchases of shares    will generally be paid in
cash.
             Please disclose that this cash will be paid in full within five business after



    Page 2 of 4
 Harry S. Pangas, Esq.
Phillip Hinkle, Esq.
January 20, 2023
Page 3

              the repurchase offer deadline. See Release No. IC-19399 (April 7,
1993)
              (   In effect, [an interval fund] would have     up to seven days
after that in
              which to pay repurchase proceeds     just as open-end companies
or closed-
              end companies making issuer tender offers now have seven days in which
              to make payment.   )

          b. Please confirm that the Fund does not contemplate issuing a promissory
             note    in lieu of paying cash within five business days.

          c. Please revise the disclosure to specify that the Fund will disclose the final dollar amount of the offer consideration no later than the repurchase offer deadline, that the Fund will compute current NAV per share during the term of each repurchase offer no less frequently than weekly, and daily on the five business days preceding a repurchase offer deadline, and that the fund will disclose in the offer to purchase the means by which shareholders may access this information. See Rule 13e-4(d)(1)(i) and Rule 14d-100,
Item 4,
             which references Item 1004(a) of Regulation M-A. (page 57)

ACCOUNTING COMMENTS

   11. If the Fund has commitments to purchase warehoused investments, please include an unaudited special purpose schedule of investments prepared in accordance with
       Article 12-12 of Regulation S-X that includes all of the warehoused investments that the Fund expects to purchase.

   12. Please tell us supplementally the Fund   s method for accounting for
offering costs.
       Please include in your response the literature that supports the accounting.

PART C

   13. Under the heading, Item 30. Indemnification, please provide the undertaking
       required by Rule 484 of Regulation C of the Securities Act of 1933 (
1933 Act   ).

GENERAL COMMENTS

   14. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

   15. We note that portions of the filing, including the Fund   s financial
statements, are
       incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to




    Page 3 of 4
 Harry S. Pangas, Esq.
Phillip Hinkle, Esq.
January 20, 2023
Page 4

         this letter, on information supplied supplementally, or on exhibits added in any amendments.

      16. Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

      17. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

      18. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                      *******

If you have any questions prior to filing a pre-effective amendment, please call me at (202)
551-6478.


                                                               Sincerely,

                                                               /s/ Ashley
Vroman-Lee

                                                               Ashley
Vroman-Lee
                                                               Senior Counsel


cc:      Michael J. Spratt, Assistant Director
         Thankam Varghese, Branch Chief
         Kenneth Ellington, Staff Accountant





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